CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
June 22, 2007
VIA COURIER AND EDGAR
Mr. Nicholas P. Panos, Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Schedule TO-I (File No. 005-47983) filed by Allied Capital Corporation on May 23, 2006
Dear Mr. Panos:
          On behalf of Allied Capital Corporation (the “Company”), set forth below is the Company’s response to your letter dated June 18, 2007, which sets forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Schedule TO-I filed on May 23, 2006 (the “Schedule TO”). The Staff’s comments are set forth below and are followed by the Company’s responses.
The Exchange
1.	Comment:
          The disclosure in the Offer to Exchange indicates one of the purposes of OCP is to “increase share ownership among [Allied’s] officers and directors.” Given that the Eligible Options are characterized as being vested and “in-the-money,” it is not clear why the officers and directors require an OCP program to induce them to increase their share ownership. Please revise to explain why Allied needs to “encourage greater stock ownership among its officers and directors and facilitate the conversion of stock options,” or advise.
          Response: The Company has revised the disclosure set forth under the section of the Offer to Exchange entitled “Considerations of the Board of Directors” in response to the Staff’s comment to clarify the Board of Director’s belief that increasing stock ownership among the Company’s officers and directors will serve to further align the interests of the Company’s

Mr. Nicholas P. Panos, Special Counsel
June 22, 2007

officers and directors with those of its stockholders. In addition, the Company respectfully refers the Staff to the disclosure set forth in the above-referenced section noting that officers and directors will be required to retain any shares they may receive pursuant to the exchange offer as a result of the restricted nature of such shares. In contrast, shares received upon the exercise of such options may be sold immediately, thereby reducing the incentive for officers and directors to retain their ownership positions in the Company.
2.	Comment:
          We note that in addition to increasing the level of share ownership, a stated purpose of the OCP is to increase the number of options available for future grants under the plan. We understand that the disclosure provided under the title “Purpose and Offer” indicates that the Company intends to continue to use stock options as an important component of Allied’s total compensation package. Notwithstanding this disclosure, advise us whether the offer to exchange is being made in reliance on the Commission’s exemptive order dated March 2001. To the extent the offer is being made in reliance upon such order, please advise us of the basis upon which Allied has concluded that reliance on such order is appropriate.
          Response: The Company believes that the exchange offer complies with the requirements for relief provided for in the Commission’s exemptive order, dated March 2001 (the “Exemptive Order”).
          The exchange offer has a compensatory purpose because it will provide the holders of Eligible Options with an opportunity to realize the value of their options. Through the exchange offer, Eligible Holders that voluntarily cancel some or all of their Eligible Options in exchange for an option cancellation payment (the “OCP”) will receive an amount equal to the in-the-money value, which would be paid one-half in cash and one-half in shares of the Company’s common stock. The Company has elected to pay one-half of the OCP in cash so that officers and directors do not have to sell shares of the Company’s common stock in order to satisfy income tax liabilities resulting from the exchange. The cash portion of the OCP is intended to approximate the tax liability that would be associated with the exercise of the options. The shares received by the officers and directors will approximate the net after tax in-the-money value of their Eligible Options. Eligible Holders electing to participate in the offer will not have to pay brokerage or other transactional fees typically associated with option exercises in the market. The Company believes that the exchange offer will encourage the Company’s officers and directors to tender their options in this offer in exchange for shares of the Company’s common stock, thereby further aligning the interests of the Company’s officers and directors with those of the Company’s stockholders. Thus, the exchange offer will permit Eligible Holders to realize the value of their options through direct ownership of shares of the Company's common stock.
          In addition, as noted in the section of the Offer to Exchange entitled “Considerations of the Board of Directors,” the Investment Company Act of 1940, as amended, limits the number of options the Company may issue to its officers and directors to not more than 20% of the

Mr. Nicholas P. Panos, Special Counsel
June 22, 2007

Company’s total shares outstanding. The Company believes that facilitating share ownership would decrease the amount of stock options outstanding and create capacity for future stock option grants to attract new employees and retain existing employees.
          The Company has provided detailed disclosure regarding the essential features and significance of the exchange offer, including the risks that option holders should consider in deciding whether to accept such offer. Other than with respect to the relief provided by the Exemptive Order, the Company intends to comply with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in conducting the exchange offer.
Selected Condensed Consolidated Financial Data
3.	Comment:
          It does not appear that Allied has fully complied with Item 1010(c) of Regulation M-A. Please revise to include the disclosure required by Item 1010(c)(1) of Regulation M-A, basic income per share as required by Item 1010(c)(2) and book value per share as required by Item 1010(c)(5) of Regulation M-A. Alternatively, please provide us with a well reasoned analysis in support of Allied’s decision not to present such information.
          Response: As a business development company, the Company is required to prepare its financial statements in accordance with Article 6 of Regulation S-X. The “Selected Condensed Consolidated Financial Data” table included in the Company’s Schedule TO is consistent with the Company’s presentation of such information in its quarterly and annual reports filed with the Securities and Exchange Commission as well as in its registration statements on Form N-2. The Company has revised the disclosure set forth under the section of the Offer to Exchange entitled “Selected Condensed Consolidated Financial Data” in response to the Staff’s comment to include a line item entitled “Basic earnings per common share.” In addition, the Company advises the Staff on a supplemental basis that the line item entitled “Shareholders’ equity per common share (net asset value)” reflects the Company’s per share book value.
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The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Nicholas P. Panos, Special Counsel
June 22, 2007

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
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          If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383.0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus